Exhibit 99.1

Sino-Global Announces Full Year Fiscal 2014 Financial Results

Four consecutive quarters of net profit cap a turnaround year, highlighted with decreased operating expenses, improved margins, and solid contribution from new service offerings

NEW YORK, September 15, 2014 /PRNewswire/ — Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) (“Sino-Global” or the “Company”), a diversified shipping company that provides customized shipping agency and logistic services, today announced its financial results for the fiscal year ended June 30, 2014.

	For the Twelve Months Ended June 30,
	2014	2013	% Change
Revenues	$11,644,392	$17,331,759	-32.8%
Shipping Agency Services	$7,523,983	$17,331,759	-56.6%
Shipping and Chartering Services	$1,937,196	$0	NM
Inland Transportation Management Services	$2,183,213	$0	NM
Gross margin	34.6%	11.1%	211%
Operating margin	2.6%	-12.7%	NM
Net income (losses) attributable to Sino-Global	$1,556,180	$(1,707,657)	NM
Diluted earnings per share	0.34	(0.38)	NM

·	Four consecutive quarters of net profit with diluted earnings per share of $0.10 and $0.34 for the three and twelve months ended June 30, 2014, respectively.

·	Continued progress in improving our operating efficiency with operating expenses decreasing 24.9% and 9.7% for the three and twelve months ended June 30, 2014, respectively.

·	Solid contribution from the newly developed Inland Transportation Management Services business, which generated revenues of $0.87 million, or 23% of total revenues for the three months ended June 30, 2014.

·	Significant progress in our joint business development effort with Qingdao Zhenghe Shipping Group Limited (“Zhenghe”) since May 2014, with a 200,000 share private placement to Mr. Deming Wang, a major owner of Zhenghe, in June and our acquisition of Longhe Ship Management (Hong Kong) Co., Limited (“LSM”) from Mr. Deming Wang in this month. The acquisition of LSM will allow us to further broaden our service platform and gain expertise in the ship management business.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “Fiscal year 2014 was a turnaround year for Sino-Global. First, we restructured and streamlined our Shipping Agency business by focus on cutting overhead, trimming lower-margin contracts and developing higher-margin segments. Leveraging our business relationship with Zhiyuan, we also reduced our dependency on Shipping Agency Services and successfully expanded our service platform and gained expertise in Shipping and Chartering Services and Inland Transportation Management Services. As a result, we reported our first profitable fiscal year since our initial public offering in 2008.”

Mr. Cao, continued: “Looking ahead, we expect the difficult macroeconomic conditions to continue in fiscal year 2015 and believe competitions and rising labor costs in the PRC will continue to put pressure on our operating model, particularly our Shipping Agency business. However, we believe the building blocks that we put in place during fiscal year 2014 will allow us to continue to carry out our strategy - to grow the business through effective cost control, monetization of strategic relationship with Zhiyuan and Zhenghe, and new service offerings along the shipping industry value chain, and deliver more sustainable growth and earnings in the future.”

Q4 Fiscal Year 2014 Financial Results

	For the Three Months Ended June 30,
	2014			2013
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$2,895,404	$2,411,416	$483,988	$680,856	$284,593	$396,263
Shipping and Chartering Services	-	-	-	-	-	-
Inland Transportation Management Services	866,613	124,957	741,656	-	-	-
Consolidated	3,762,017	2,536,373	1,225,644	680,856	284,593	396,263

Total revenues increased by 452.5% year-over-year to $3,762,017 for the three months ended June 30, 2014 from $680,856 for the same period of 2013. The increase in total revenues was due to increase in our Shipping Agency business as well as the revenue contribution from our newly developed Inland Transportation Management Services business which we launched during the second quarter of fiscal year 2014. Despite continuing headwinds facing the shipping agency market as a result of the softening of the Chinese economy, our Shipping Agency business increased by 325.3% to $2,895,404, the highest level since the third quarter of fiscal year 2013. The Inland Transportation Management Services business also generated revenues of $866,613, or approximately 23% of total revenues for the three months ended June 30, 2014. Revenues from the Inland Transportation Management Services business was related to the delivery of services to Tianjin Zhi Yuan Investment Group Co., Ltd. (“Zhiyuan”), a company that is owned by Mr. Zhong Zhang, the largest shareholder of our Company. We didn’t book any revenues for the Shipping and Chartering Services business for the three months ended June 30, 2014.

Cost of revenues increased to $2,536,374 for the three months ended June 30, 2014 from $284,593 for the same period of 2013. The increase was primarily due to increased revenues from our Shipping Agency business as well as costs related to our newly launched Inland Transportation Management Services business. Overall gross margin of 32.6% for the three months ended June 30, 2014 compared to 58.2% for the same period of last year. Cost of revenues for Shipping Agency and Inland Transportation Management Services were $2,411,416 and $124,957, leading to gross margins of 16.7% and 85.6%, respectively, for the three months ended June 30, 2014.

As a result of our continuing effort in restructuring our Shipping Agency business, general and administrative expenses decreased by 26.7% to $978,472 for the three months ended June 30, 2014 from $1,334,610 for the same period of 2013. Selling expenses increased by 32.5% to $54,263 for the three months ended June 30, 2014 from $40,955 for the same period of 2013, mainly due to higher commission payments related to the Shipping Agency business.

Operating profit of $192,908 for the three months ended June 30, 2014 compared to operating loss of $979,302 for the same period of 2013. This marks our third consecutive quarter of operating profit since our IPO in 2008, showing that our continued efforts to streamline our operations, broaden our services platform, and diversify our revenue streams are starting to bear fruit. Operating profit margin was 5.1% for the three months ended June 30, 2014, as compared to operating loss margin of 143.8% for the same period of 2013.

As a result of the foregoing, net income for the three months ended June 30, 2014 was $236,348, compared to net loss of $1,357,845 for the same period of 2013. After deduction of non-controlling interest, net profit attributable to Sino-Global was $485,716, or $0.10 per diluted share, for the three months ended June 30, 2014, compared to net loss attributable to Sino-Global of $1,151,426, or net loss of $0.24 per diluted share, for the same period of 2013.

Full Fiscal Year 2014 Financial Results

	For the Twelve Months Ended June 30,
	2014			2013
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$7,523,983	$6,010,058	$1,513,925	$17,331,759	$15,402,743	$1,929,016
Shipping and Chartering Services	1,937,196	1,291,048	646,148	-	-	-
Inland Transportation Management Services	2,183,213	312,353	1,870,860	-	-	-
Consolidated	11,644,392	7,613,459	4,030,933	17,331,759	15,402,743	1,929,016

For the twelve months ended June 30, 2014, total revenues decreased by 32.8% to $11,644,392 from $17,331,759 for the same period of 2013. The decrease in total revenues was due to weakness in the Shipping Agency business, partially offset by revenues from our newly launched Shipping and Chartering Services and Inland Transportation Management Services businesses. As a result of the softening of the Chinese economy and its import of iron ore, and our ongoing effort to reorganize and streamline our Shipping Agency business by focusing on profitability, our Shipping Agency business decreased by 56.6% to $7,523,983 for the twelve months ended June 30, 2014 from $17,331,759 for the fiscal year 2013. The Shipping and Chartering Services business, which we launched in the first quarter of fiscal year 2014, generated revenues of $1,937,196 for the twelve months ended June 30, 2014. We also launched Inland Transportation Management Services business in the second quarter of fiscal year 2014 and generated revenues of $2,183,213 for the twelve months ended June 30, 2014. Revenues from both the Shipping and Chartering Services and Inland Transportation Management Services businesses were related to the execution of services agreement with Zhiyuan.

Cost of revenues decreased by 50.6% to $7,613,459 for the twelve months ended June 30, 2014 from $15,402,743 for the same period of 2013. The decline was primarily driven by lower cost associated with the Shipping Agency business, partially offset by the launch of the Shipping and Chartering Services in the first quarter and the Inland Transportation Management Services in the second quarter of fiscal year 2014. Overall gross margin was 34.6% for the twelve months ended June 30, 2014, compared to 11.1% for the same period of 2013 mainly due to the introduction and development of higher-margin new services offerings. Cost of revenues for Shipping Agency, Shipping and Chartering Services, and Inland Transportation Management Services were $6,010,058, $1,291,048, and $312,353, leading to gross margins of 20.1%, 33.4% and 85.7%, respectively, for the twelve months ended June 30, 2014.

General and administrative expenses decreased by 10.5% to $3,470,669 for the twelve months ended June 30, 2014 from $3,878,569 for the same period of 2013. This decrease was mainly due to (1) decreased salaries and benefits for our staff of $114,951, (2) decreased meeting expense of $103,576, (3) decreased bad debt provision of $419,832. The decrease of general and administrative expenses was partially offset by an increase of $173,387 in travelling expenses and an increase of $113,515 in business development expenses. Selling expenses increased by 2.4% to $260,134 for the twelve months ended June 30, 2014 from $253,987 for the same period of 2013. The increase in selling expenses was mainly due to higher commission ratio paid.

We recorded our first full year operating profit since our IPO in 2008 with operating profit of $300,130 for the twelve months ended June 30, 2014, as compared to operating loss of $2,203,540 for the same period of 2013. This was primarily driven by our continued cost-reduction effort and the operating profit from newly developed Shipping and Chartering Services and Inland Transportation Management Services businesses. Operating profit margin was 2.6% for the twelve months ended June 30, 2014, as compared to operating loss margin of 12.7% for the same period of 2013.

As a result of the foregoing, we had net income of $434,486 for the twelve months ended June 30, 2014, compared to net loss of $2,576,896 for the same period of 2013. After deduction of non-controlling interest, net profit attributable to Sino-Global was $1,586,353, or $0.34 per diluted share, for the twelve months ended June 30, 2014, compared to net loss attributable to Sino-Global of $1,799,755, or net loss of $0.38 per diluted share, for the same period of 2013.

Financial Condition

As of June 30, 2014, the Company had cash and cash equivalents of $902,531 and working capital of $4,007,803, compared to $3,048,831 and $2,740,260, respectively, at June 30, 2013. Note that such cash and cash equivalents did not include proceeds from a capital raise on the Company’s shelf registration, which capital raise was completed after June 30, 2014.

Net cash used in operating activities was $1,242,471 for the twelve months ended June 30, 2014, as compared to $4,361,613 for the same period of 2013. Net cash used in investing activities was $1,361,034 with $203,252 for acquisitions of fixed assets and $1,158,636 for a loan to related party for the twelve months ended June 30, 2014, as compared to $50,931 for the same period of 2013. Net cash provided by financing activities was $444,000 for the twelve months ended June 30, 2014, mainly from the issuance of 200,000 shares to Crystal Spring Holdings Limited, a company owned by Mr. Deming Wang, a major shareholder of Zhenghe Shipping Group Limited on June 23, 2014.

Recent Developments

On May 28, 2014, the Company announced that it had signed a strategic cooperation agreement with Zhenghe, one of the largest privately held shipping and transportation companies in China, to jointly explore mutually beneficial business development opportunities.

On June 23, 2014, the Company announced that it had sold 200,000 shares of its common stock to Crystal Spring Holdings Limited, a company owned by Mr. Deming Wang, a citizen of PRC, at a price per share of $2.22, or a 5% discount to the five-day period ended June 12, 2014.

On June 27, 2014, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with National Securities Corporation (the “Underwriter”) relating to the registered offering of 572,000 shares of common stock, without par value per share. The price to the public in the offering was $1.76 per share. Under the terms of the Underwriting Agreement, the Company also granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 85,800 shares of common stock from the Company at the same price to cover over-allotments, if any. We closed the public offering on July 2, 2014 and the Underwriter subsequently purchased an additional 75,000 shares. The total number of shares sold in the offering (including both the base sale and the exercise of the overallotment option) was 647,000 shares of common stock. Net proceeds from this offering was $1,007,622, which the Company intends to use for strategic investments, acquisitions and general corporate purposes.

On August 19, 2014, the Company announced that it had executed an agreement to acquire all of the equity of LSM, in a move to broaden Sino-Global’s service platform and gain expertise in the ship management business. The acquisition was completed in September 2014.

About Sino-Global Shipping America, Ltd.

Founded in the United States of America (“US”) in 2001, Sino-Global Shipping America, Ltd. is a diversified shipping company headquartered in New York with offices in China, Australia, Canada and Hong Kong. The Company offers customized shipping agency and logistics services; its key line of business includes: shipping agency; shipping and chartering; inland transportation management; and ship management services. For more information, please visit: www.sino-global.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global’s filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA

Executive Vice President and Acting CFO

anthony@sino-global.com

+1 718-888-1814

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	June 30,
	2014	2013

Assets
Current assets
Cash and cash equivalents	$902,531	$3,048,831
Advances to suppliers	8,482	231,772
Accounts receivable, less allowance for doubtful accounts of $443,858 and $690,065 as of June 30, 2014 and 2013, respectively	481,885	3,142,203
Other receivables, less allowance for doubtful accounts of $250,100 and $233,950 as of June 30, 2014 and June 30,2013, respectively	174,406	142,206
Deferred expense and other current assets	497,529	12,488
Prepaid taxes	-	26,288
Due from related parties	3,173,765	541,377

Total Current Assets	5,238,598	7,145,165

Property and equipment, net	294,722	267,662
Other long-term assets	16,734	18,278
Deferred tax assets	163,900	105,100

Total Assets	$5,713,954	$7,536,205

Liabilities and Equity
Current liabilities
Advances from customers	$88,477	$710,172
Accounts payable	398,756	3,219,240
Accrued expenses	177,877	51,352
Other current liabilities	565,685	424,141

Total Current Liabilities	1,230,795	4,404,905

Total Liabilities	1,230,795	4,404,905

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 5,229,032 and 4,829,032 shares issued as of June 30, 2014 and 2013; 5,103,841 and 4,703,841 outstanding as of June 30, 2014 and 2013	11,662,157	10,750,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(3,270,260)	(4,856,613)
Accumulated other comprehensive income	24,618	54,791
Unearned Stock-based Compensation	(11,640)	(15,520)

Total Sino-Global Shipping America Ltd. Stockholders' equity	9,177,190	6,705,130

Non-controlling Interest	(4,694,031)	(3,573,830)

Total Equity	4,483,159	3,131,300

Total Liabilities and Equity	$5,713,954	$7,536,205

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended June 30,
	2014	2013

Net revenues	$11,644,392	$17,331,759

Cost of revenues	(7,613,459)	(15,402,743)
Gross profit	4,030,933	1,929,016

General and administrative expenses	(3,470,669)	(3,878,569)
Selling expenses	(260,134)	(253,987)
	(3,730,803)	(4,132,556)

Operating income (loss)	300,130	(2,203,540)

Financial expense, net	(50,170)	(15,520)
Other income, net	264,349	52,253
	214,179	36,733

Net income (loss) before provision for income taxes	514,309	(2,166,807)

Income tax expense	(79,823)	(410,089)

Net income (loss)	434,486	(2,576,896)

Net loss attributable to non-controlling interest	(1,151,867)	(777,141)

Net income (loss) attributable to Sino-Global Shipping America, Ltd.	$1,586,353	$(1,799,755)

Comprehensive income (loss)
Net income (loss)	$434,486	$(2,576,896)
Foreign currency translation gain (loss)	1,493	(15,934)
Comprehensive income (loss)	435,979	(2,592,830)
Less: Comprehensive loss attributable to non-controlling interest	(1,120,201)	(831,157)

Comprehensive income (loss) attributable to Sino-Global Shipping America Ltd.	$1,556,180	$(1,761,673)

Earnings (loss) per share
-Basic and diluted	$0.34	$(0.38)

Weighted average number of common shares used in computation
-Basic and diluted	4,721,923	4,703,841

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2014	2013

Operating Activities

Net income (loss)	$434,486	$(2,576,896)
Adjustment to reconcile net income (loss) to net cash used in operating activities
Amortization of stock option expense	3,880	139,615
Depreciation and amortization	155,657	198,825
(Recovery of) provision for doubtful accounts	(246,206)	518,835
Deferred tax (benefit) expense	(50,445)	413,900
Gain on disposition of property and equipment	(385)	(3,448)
Changes in assets and liabilities
Decrease in advances to suppliers	223,290	128,505
Decrease in accounts receivable	201,155	127,928
Decrease in other receivables	16,154	235,629
(Increase) decrease in other current assets	(17,041)	74,984
Decrease in prepaid taxes	26,288	1,068
Decrease in other long-term assets	1,544	6,964
Increase in due from related parties	(1,473,752)	-
(Decrease) increase in advances from customers	(506,066)	406,735
Decrease in accounts payable	(230,745)	(4,247,905)
Increase (decrease) in accrued expenses	126,525	(40,865)
Increase in other current liabilities	93,190	254,513

Net cash used in operating activities	(1,242,471)	(4,361,613)

Investing Activities
Acquisitions of property and equipment	(203,252)	(67,116)
Proceeds from sale of fixed assets	854	16,185
Loan to related party	(1,158,636)	-

Net cash used in investing activities	(1,361,034)	(50,931)

Financing Activities
Proceeds from issuance of common stock	444,000	3,040,412
Decrease in non-controlling interest in majority-owned subsidiary	-	(13,876)

Net cash provided by financing activities	444,000	3,026,536

Effect of exchange rate fluctuations on cash and cash equivalents	13,205	1,506

Net decrease in cash and cash equivalents	(2,146,300)	(1,384,502)

Cash and cash equivalents at beginning of year	3,048,831	4,433,333

Cash and cash equivalents at end of year	$902,531	$3,048,831

Supplemental information:
Income taxes paid	$24,841	$26,400
Non-cash transactions of operating activities:
Settlement of related accounts receivable and payable	$2,589,739	$-
Common stock issued for unearned stock-based compensation	$468,000	$-

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common stock		Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income	Unearned stock-based compensation	Total stockholders' Equity	Non-controlling interest	Total Equity
	Shares	Amount

Balance as of June 30, 2012	3,029,032	7,709,745	1,191,796	(372,527)	(3,056,858)	16,709	(202,089)	5,286,776	(2,742,673)	2,544,103

Issuance of common stock	1,800,000	3,040,412						3,040,412		3,040,412
Stock options forfeited			(46,954)				46,954	-		-
Amortization of stock options							139,615	139,615		139,615
Foreign currency translation						38,082		38,082	(54,016)	(15,934)
Net loss					(1,799,755)			(1,799,755)	(777,141)	(2,576,896)
Balance as of June 30, 2013	4,829,032	$10,750,157	$1,144,842	$(372,527)	$(4,856,613)	$54,791	$(15,520)	$6,705,130	$(3,573,830)	$3,131,300
Issuance of common stock	400,000	912,000						912,000		912,000
Amortization of stock options							3,880	3,880		3,880
Foreign currency translation						(30,173)		(30,173)	31,666	1,493
Net income (loss)					1,586,353			1,586,353	(1,151,867)	434,486
Balance as of June 30, 2014	5,229,032	$11,662,157	$1,144,842	$(372,527)	$(3,270,260)	$24,618	$(11,640)	$9,177,190	$(4,694,031)	$4,483,159